

Mail Stop 3720

May 18, 2017

Timothy J. Hassett
Chief Executive Officer
Cool Technologies, Inc.
8875 Hidden River Parkway, Suite 300
Tampa, Florida 33637

>   **Re: Cool Technologies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 9, 2017**
>   **File No. 333-216023**

Dear Mr. Hassett:

        We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2017 letter.

Note Purchase Agreement and Notes, page 23

1.   We note your responses to our prior comments 5 and 6 stating that Bellridge Capital, LP has converted the notes executed under the December 6, 2016 note purchase agreement. However, we also note that, on March 14, 2017, you entered into an additional note purchase agreement with Bellridge with the same terms. As a result, we reissue our prior comments 5 and 6 as they relate to the March 14, 2017 convertible promissory note held by Bellridge.

Financial Statements

2.   Please update your financial statements to include your results for the quarter ended March 31, 2017. Revise your registration statement where appropriate to discuss these results. Refer to Section 8.08 of Regulation S-X.

Exhibits

Exhibit 5.1 Opinion of Brenner & Associates, PLLC

3.   Please have counsel revise its legal opinion to opine on the number of securities being registered as opposed to the aggregate offering price of such shares.

4.   We note counsel's assumption that "(iii) upon the issuance of the Purchase Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under its Articles of Incorporation." Please have counsel remove this inappropriate assumption regarding the authorization of the shares at the time of issuance. For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

        You may contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

                            Sincerely,

                            /s/ Kathleen Krebs, for

                            Larry Spirgel
                            Assistant Director
                            AD Office 11 – Telecommunications

Cc: Nancy Brenner, Esq.
        Brenner & Associates, PLLC